

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>
Mr. John Beall
Interim Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Parkway East, Suite 400
Houston, TX 77060

      RE: ENGlobal Corporation
                Form 10-K for the Year ended December 31, 2010
                Filed March 10, 2011
                Form 10-Q for the Quarter ended March 31, 2011
                Filed May 10, 2011
                File No. 1-14217

Dear Mr. Beall:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jeffrey Gordon for

                                Rufus Decker
                                Accounting Branch Chief